July 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (570)251-9295

Ms. Maureen Beilman
Chief Financial Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

**Re:     Dimeco, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2005**
**Filed March 22, 2006**
**File No. 000-49639**

Dear Ms. Beilman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


John P. Nolan
Accounting Branch Chief